UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2008

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 29 October, 2008

ASX & MEDIA RELEASE
29 OCTOBER, 2008

MARSHALL EDWARDS’ PHENOXODIOL AND NOVOGEN’S NV-128  DISPLAY DIVERGENT MECHANISMS OF ACTION BUT POTENT SYNERGISTIC ANTI-CANCER ACTIVITY WHEN USED IN COMBINATION

Pre-clinical studies presented at the 9th International Conference on Membrane Redox Systems in Wellington New Zealand this week demonstrate that Novogen’s NV-128 (a novel mTOR inhibitor), when used in combination with the Marshall Edwards, Inc’s. Phase III anti-ovarian cancer drug, phenoxodiol, produces potent synergistic anti-cancer activity against non-small cell lung carcinoma cell lines (NSCLC).  Importantly, the synergistic cytotoxicity observed between NV-128 and phenoxodiol was superior to the synergy observed between NV-128 and paclitaxel against NSCLC.  These data were presented by Dr David Brown, Program Manager (Cancer Biology), Novogen.

“In NSCLC targets, these two drugs in combination produced an anti-cancer effect superior to that achieved with either drug alone or in combination with current approved anti-cancer cytotoxic drugs.  The potential for improved efficacy, coupled with the safety profile of these novel drugs, suggests the potential for clinical benefits in lung cancer patients which cannot be achieved with current standard of care drugs,” Dr Brown said.

Phenoxodiol is being developed as a therapy for late-stage, chemoresistant prostate and ovarian cancers.  It is a novel-acting drug that inhibits key pro-survival signalling pathways operating via sphingosine-1-phosphate and Akt.  Inhibition of these pathways leads to prevention of phosphorylation of key anti-apoptotic proteins such as XIAP and FLIPs.  Loss of activity of these proteins restores the ability of chemoresistant tumour cells to undergo caspase-mediated apoptosis in response to chemotherapy.  The putative molecular target for phenoxodiol is a surface oxidase which is preferentially expressed on cancer cells and is linked to the expression of pro-survival pathways in these cells.  The ability of the drug to bind preferentially to cancer cells rather than normal cells is reflected in its high safety profile in clinical use.

In contrast to phenoxodiol, NV-128 does not induce caspase-mediated apoptosis, a death mechanism which is often non-functional in chemoresistant cancer cells due to accumulated mutations in tumour suppressor/promoter genes and over-expression of anti-apoptotic proteins.  Rather, NV-128 uncouples the akt-mTOR-P70S6K signal transduction cascade which has a key role in driving protein translation and uncontrolled cancer cell proliferation.  Further, NV-128 induces mitochondrial depolarisation via a novel pathway involving the autophagy protein Beclin-1 and Bcl-2, thereby resulting in endonuclease G translocation to the nucleus and cell death.  Importantly, when NV-128 is used in combination with phenoxodiol, XIAP is degraded in these cells allowing the caspase-mediated apoptosis cascade to be engaged in addition to NV-128-endonuclease G mediated apoptosis resulting in two pathways to cell death.

“These data provide direct evidence that while invoking discrete modes of cell death, NV-128 and phenoxodiol can be used synergistically to force the convergence of caspase-mediated and caspase-independent cell death pathways to drive overall cell death”, said Dr Brown.

About Novogen Limited:

Novogen Limited (ASX: NRT; NASDAQ: NVGN) is an Australian biotechnology company that has patented isoflavone technology for the treatment and prevention of degenerative diseases and disorders.  Over the past ten years, Novogen has conducted the largest and most comprehensive isoflavone clinical testing programs in the world.  Novogen is involved in drug discovery and product development for a range of degenerative disorders including cancer, cardiovascular diseases and inflammatory diseases.  The Company coordinates an international clinical research and development program with external collaborators, hospitals and universities.  For more information, visit www.novogen.com.

About Marshall Edwards, Inc:

Marshall Edwards, Inc. (NASDAQ: MSHL) is majority owned by Novogen  It as a specialist oncology company focused on the clinical development of novel anti-cancer therapeutics derived from the flavonoid technology platform.  This platform has generated a number of novel anti-cancer compounds characterised by broad ranging activity against a range of cancer cell types with few side effects.  The combination of anti-tumour cell activity and low toxicity is believed to be a result of the ability of these compounds to target an enzyme present on the surface of cancer cells, thereby inhibiting the production of pro-survival proteins within the cell.  Marshall Edwards, Inc. has licensed rights from Novogen Limited (NASDAQ: NVGN) to bring three oncology drugs – phenoxodiol, triphendiol and NV-143 – to market globally.  The Company's lead investigational drug, phenoxodiol, is in a Phase III multinational multi-centred clinical trial for patients with recurrent ovarian cancer.  More information on the trial can be found at http://www.OVATUREtrial.com.

Under U.S. law, a new drug cannot be marketed until it has been investigated in clinical trials and approved by the FDA as being safe and effective for the intended use. Statements included in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on management's current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates; costs and delays in the development and/or FDA approval, or the failure to obtain such approval, of our product candidates; uncertainties in clinical trial results; our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products; competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third party patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions; the failure of any products to gain market acceptance; our inability to obtain any additional required financing; technological changes; government regulation; changes in industry practice; and one-time events. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.